THE ALGER INSTITUTIONAL FUNDS
100 Pearl Street, 27th Floor
New York, New York 10004

March 11, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eileen Smiley

Re:      The Alger Institutional Funds (File No.: 811-07986) Proxy Statement

Dear Ms. Smiley:

On behalf of The Alger Institutional Funds (the “Trust”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on February 26, 2025, regarding the Trust’s preliminary proxy statement on Schedule 14A, which was filed with the Commission on February 20, 2025 (the “Preliminary Proxy”), with respect to a proposal to change the Alger Focus Equity Fund (the “Fund”) from a diversified company to a non-diversified company and to eliminate the Fund’s related fundamental investment policy on diversification (the “Proposal”).

The Staff’s comments have been restated below in italicized text. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. A definitive proxy statement (the “Definitive Proxy”), which reflects the changes made in response to the Staff’s comments along with changes made to update certain other information in the Preliminary Proxy, has been filed contemporaneously. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Preliminary Proxy.

Comment No. 1:	Certain information in the Preliminary Proxy is bracketed and incomplete. Please ensure that all information is completed and finalized.
Response No. 1:	The Trust confirms that all information will be completed and finalized in the Definitive Proxy.
Comment No. 2:	For the purpose of a fair and balanced presentation of information, please revise the answer to the sixth question in the “Questions and Answers” section of the Preliminary Proxy to add additional details regarding the potential risks if the Proposal is approved. Additionally, please revise the disclosure to state that approval of the Proposal “will” allow for the potential for greater risk exposure.
Response No. 2:	The Trust has added additional details regarding the potential risks if the Proposal is approved in the response to the sixth question in the “Questions and Answers” section of the Definitive Proxy. Additionally, the Trust has revised the disclosure to state that “[a]pproval of the Proposal . . . will allow for the potential for greater risk exposure[.]”

March 11, 2025

Comment No. 3:	Please consider revising the answer to the final question in the “Questions and Answers” section of the Preliminary Proxy to include contact information for Alger, similar to the instructions in other sections of the Preliminary Proxy.
Response No. 3:	The requested disclosure has been added to the Definitive Proxy.
Comment No. 4:	Please revise the disclosure on page 4 of the Preliminary Proxy regarding the potential risks of approving the Proposal to state that approval of the Proposal “will” allow for the potential for greater risk exposure.
Response No. 4:	The requested disclosure has been added to the Definitive Proxy.
Comment No. 5:	Please consider adding disclosure to the third paragraph in the section of the Preliminary Proxy entitled “Voting Information—How Will Votes Be Counted” to state that beneficial shareholders should return their proxy card to their broker or service agent to ensure their vote is counted.
Response No. 5:	The requested disclosure has been added to the Definitive Proxy.
Comment No. 6:	Please confirm that the final proxy card will comply with the requirements of Rule 14a-4 under the Securities Exchange Act of 1934, as amended, including (i) indicating in bold-face type whether or not the proxy is solicited on behalf of the Board and (ii) consistent with disclosure included in the Preliminary Proxy, disclosing that if a shareholder signs the proxy card but does not indicate their vote, their shares will be voted in favor of the Proposal.
Response No. 6:	The Trust confirms that the final proxy card will comply with the requirements of Rule 14a-4 under the Securities Exchange Act of 1934, as amended.

* * * *

Please do not hesitate to contact me at (212) 806-8806 if you have any comments or you require additional information regarding the Definitive Proxy.

Respectfully submitted,

/s/ Mia G. Pillinger
Mia G. Pillinger

cc:	Tina Payne, Esq., The Alger Institutional Funds Nicole M. Runyan, Kirkland & Ellis LLP Kim E. Kaufman, Kirkland & Ellis LLP